Exhibit 99.1

Kenon’s Subsidiary OPC Announces Results of its Rights Offering

Singapore, October 5, 2021. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today the results of its offering to the public of 13,174,419 of its registered ordinary shares of NIS 0.01 par value each. As of the deadline for exercise on October 4, 2021, notice of exercise was received for the purchase of 13,141,040 shares (constituting approximately 99.7% of the total shares offered in the rights offering). The proceeds of the rights exercised amounted to approximately NIS 328.5 million (approximately US$101.8 million)

Kenon had previously informed OPC that it would exercise the rights to purchase the OPC shares it will be entitled to purchase in such rights offering for at least its pro rata share of the share capital of the Company.  Kenon exercised rights for the purchase of 8,149,263 shares for total consideration of approximately NIS205.7 million (approximately US$63.7 million), which included its pro rata share and additional rights it purchased during the rights trading period plus the cost to purchase these additional rights.  As a result, as of October 10, 2021, Kenon expects to hold approximately 58.8% of the outstanding shares of OPC as compared to 58.4% as of the date hereof.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Kenon’s expected shareholding of OPC’s shares and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that the rights issue is not completed as contemplated or at all, and other risks and uncertainties, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.